FITT HIGHWAY PRODUCTS, INC.

April 2, 2014

VIA EDGAR Transmission

Mr. Daniel Greenspan

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Re:	FITT Highway Products, Inc.
Current Report on Form 8-K
Filed January 13, 2014
File No. 000-33519

Dear Mr. Greenspan:

FITT Highway Products, Inc. (the “Company”) is in receipt of the Securities and Exchange Commission’s (the “SEC”) comment letter dated February 11, 2014 regarding the above-referenced Form 8-K (the “Comment Letter”). We have revised the Form 8-K in response to the SEC’s comments and are filing the amended version concurrently with this letter.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. The Company’s response to each comment appears below the relevant comment.

Staff Comments and Company Responses

Background of the Merger, page 3

SEC Comment 1: Here, and elsewhere in your filing where you discuss the royalty payable to you for sales of F.I.T.T. Energy for Life, please state that this royalty is no longer operative and refer to it in the past tense since your operations have now been combined with those of F.I.T.T. Energy Products, Inc.

COMPANY RESPONSE: In response to the SEC’s comment, the 8-K has been revised on page 3 to clarify that the royalty is no longer operative. Since the royalty is no longer operative, references to it are now in the past tense.

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SEC Comment 2: Similarly, throughout your Form 8-K when you describe the current business and operations of FITT Highway Products, Inc., please revise as necessary to accurately reflect the state of the business subsequent to the merger with F.I.T.T. Energy Products, Inc. For example, the description of the following no longer appears accurate in light of the merger and resulting discontinuation of F.I.T.T. Energy as a separate entity:

•	F.I.T.T. Energy’s obligation to pay royalties and advance funds to FITT Highway in the “Business” section on pages 3-4; and

•	FITT Highway’s contractual relationship with F.I.T.T. Energy and the allocation of responsibilities between the parties on pages 5-6 under the caption “Operations.”

COMPANY RESPONSE: In response to the SEC’s comment, the 8-K has been revised on pages 4 and other places to reflect the state of the business subsequent to the merger with F.I.T.T. Energy Products, Inc. For example, “as for advances, FITT has made advances to us...” has been changed to “Prior to the Merger, FITT has made advances to us...”

Description of Business, page 3

SEC Comment 3: Please amend this disclosure to reflect the change in your source of cash flow in light of the merger.

COMPANY RESPONSE: In response to the SEC’s comment, the “Description of Business” disclosure in the 8-K has been revised to reflect the Company’s cash flow is dependent upon its success in marketing three energy shot products.

SEC Comment 4: Please clarify whether the IRS levy on you remains in effect and state the balance still owed to the IRS.

COMPANY RESPONSE: In response to the SEC’s comment, the 8-K was been revised to reflect that the IRS levy remains in effect and that no payments have been made.

Products, page 4

SEC Comment 5: Please disclose the extent of your collaboration with Dr. Rand Scott, including the terms of any collaboration arrangement, such as Dr. Rand’s rights to intellectual property and/or revenues related to the sale of the company’s energy shot products and any other material rights and obligations between Dr. Rand and the company. Please also disclose whether this collaboration remains in effect and, if so, for how long. If there is there is a written agreement memorializing the terms of this collaboration, please file it as an exhibit to your Form 8-K.

COMPANY RESPONSE: In response to the SEC’s comment, the 8-K has been revised to reflect that Dr. Rand Scott is a shareholder and receives a royalty of $0.02 for each energy shot sold. A Product Development & Marketing Agreement between F.I.T.T. Energy Products, Inc. and Dr. Rand Scott is attached as an exhibit. By its terms, this agreement continues in full force and effect after the merger. After the expiration of the initial 24 month term, unless sooner terminated, the agreement with Dr. Scott renews for successive one-year periods.

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FITT Energy Shot, page 4

SEC Comment 6: Please revise this discussion to include cautionary language advising investors that the potential health benefits that you ascribe to Resveratrol in this paragraph have not been definitely established by the scientific community, there is no scientific consensus about the potential health benefits of Resveratrol, and neither the FDA nor any comparable regulatory agency have approved resveratrol or resveratrol-based products for the treatment of any illness, injury or condition.

COMPANY RESPONSE: In response to the SEC’s comment, the 8-K has been revised to reflect that the potential health benefits of resveratrol have not been definitively established, that there is no scientific consensus about the potential health benefits of resveratrol, and that neither the FDA nor any comparable regulatory agency have approved resveratrol or resveratrol-based products for the treatment of any illness, injury, or condition.

Caffeine Concerns, page 5

SEC Comment 7: Please disclose the level of caffeine present in FITT Energy Shot and compare it to the levels included in the products you consider to be your principal competitors, as well as the beverages being examined by the San Francisco’s city attorney and the FDA.

COMPANY RESPONSE: In response to the SEC’s comments, the 8-K has been revised to include the level of caffeine present in the Company’s products and provides a comparison to the caffeine content of other energy drinks. Many competitors do not disclose caffeine content on labels, so the Company gathered information from what it deems to be reputable sources.

SEC Comment 8: Please remove your reference to the “proven” health benefits of resveratrol, as it there is no scientific consensus as to the health benefits of resveratrol in humans. Please also remove your statement that your use of vasodilators in your product “helps mitigate health concerns” or clarify what health concerns you are speaking of and provide

COMPANY RESPONSE: In response to the SEC’s comments, the 8-K has been revised to reflect that there is no scientific consensus as to the health benefits of resveratrol. The Company has also removed the statement that its use of vasodilators “helps mitigate health concerns.”

Blood Pressure Study, page 5

SEC Comment 9: Please file as an exhibit the 2011 report by Mandava Associates regarding the 2011 clinical trial of patients’ blood pressure, identify in your 8-K the two competitors’ products that were used for comparative purposes and specify the dosages, time periods evaluated, number of patients and other clinical parameters and results of the study. In addition, please file as an exhibit to your Form 8-K a written statement from Mandava Associates expressly consenting to the summarization of its report in your filing.

COMPANY RESPONSE: In response to the SEC’s comments, the Company has removed all references to the 2011 report completed by Mandava Associates. The Company could not get a written statement from Mandava Associates consenting to the summary of its report within the required timeframe.

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Operations, page 5

SEC Comment 10: You state that you have nearly $2.6 million in debt but the individual debt components you disclose only amount to approximately $1.9 million. Here and on page 11 under the caption entitled “Debt,” please amend your disclosure to provide the remaining balance of the debt as of the most recent date practicable, giving effect to any debt conversions and/or repayment, and specify the source(s) and component amounts of the remaining debt.

COMPANY RESPONSE: In response to the SEC’s comment, the 8-K has been revised to specify the sources and component amounts of the remaining debt for FITT Highway Products, Inc. The same has been done for F.I.T.T. Energy Products, Inc. on the original page 11.

Marketing, page 6

SEC Comment 11: Please remove the phrases “which are currently being performed by FITT” and “FITT anticipates” from this discussion so that it reflects the post-merger status of the combined company.

COMPANY RESPONSE: In response to the SEC’s comment, the identified phrases have been removed from the 8-K.

SEC Comment 12: Please amend your filing to disclose the material terms of your agreements with the following parties and file these agreements as exhibits:

•	GRIPS Marketing Corporation;
•	Havas Edge, LLC;
•	SummitHill Sales & Marketing, Inc.;
•	Sports1 Marketing LLC; and
•	Anna Rawson

COMPANY RESPONSE: In response to the SEC’s comments, the 8-K has been revised to reflect the material terms of the agreements with GRIPS Marketing Corporation, SummitHill Sales & Marketing, Inc., and Anna Rawson. Each of these agreements are attached to the amended 8-K as exhibits. The Havas Edge, LLC agreement was initialed by Havas representatives and there was performance (i.e., a commercial was produced), but the agreement appears to never have been executed on the signature page. It is unclear whether this constituted a binding and enforceable agreement. This has been noted in the amended 8-K. The Sports1 Marketing LLC agreement was a verbal agreement and no formal written agreement exists outlining comprehensive terms. Pursuant to this verbal agreement, Mr. Moon agreed to appear in various advertising campaigns. The amended 8-K notes that Mr. Moon could terminate his endorsement of the FITT Energy Shot and that there can be no guarantees of continued or further participation.

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Distribution, page 7

SEC Comment 13: The letter you received from Core-Mark International in April 2012 appears to constitute a material agreement. Accordingly, please file this document as an exhibit to your Form 8-K and disclose its material terms, including the respective rights and commitments of the parties, payment obligations, duration and termination provisions.

COMPANY RESPONSE: In response to the SEC’s comments, the Core-Mark letter has been attached to the amended 8-K. As originally disclosed, the Core-Mark letter confirmed that Core-Mark has “teamed up with F.I.T.T. Energy Product Inc. to distribute their energy products . . . .” The letter notes that the plan was to launch the F.I.T.T. Energy products in California, Nevada, and Arizona immediately and move on cross-country to other divisions. The letter did not contain a detailed outline of the parties’ rights and commitments, payment obligations, duration, or termination provisions.

Production, page 7

SEC Comment 14: We note your statement that although Wellington owns the formula for the FITT Energy Shot, “there is no barrier to its recreation.” Please disclose whether you have any coownership rights in the formula and clarify why you believe there is no barrier to you or third parties replicating the formula without Wellington’s consent. For example, if Wellington owns the formula, it would seem that it also retains certain proprietary rights to the use, transfer and replication of the formula. Please advise.

COMPANY RESPONSE: In response to the SEC’s comment, the language indicating that there is no barrier to recreation has been removed from the 8-K. The Company does not have any coownership rights in the formula .

The Industry, page 8

SEC Comment 15: Please note in this discussion that neither the Food and Drug Administration, nor any other comparable regulatory agency, reviews or pre-approves the sale of energy drinks, including yours, since they are marketed as dietary supplements rather than drugs.

COMPANY RESPONSE: In response to the SEC’s comment, the 8-K has been revised to reflect that neither the FDA, nor any comparable regulatory agency, reviews or pre-approves the sale of energy drinks, including the Company’s.

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Management’s Discussion and Analysis of Financial Condition, page 9

SEC Comment 16: Please revise to address the reason(s) for the decline in net sales over the first nine months ended September 30, 2013 as compared to the same period in 2012. Similarly, please discuss the drop in net sales during the third quarter of 2013 as compared to third quarter of 2012.

COMPANY RESPONSE: In response to the SEC’s comment, the 8-K has been revised to explain that sales were much higher in the third quarter of 2012 because the Company filled large orders for initial product placement in retail locations. Similar large initial or follow up orders were not completed in the nine months ended September 30, 2013.

Item 8. Legal Proceedings, page 16

SEC Comment 17: Please amend your filing to disclose your pending material legal proceedings. You may not incorporate this disclosure from your prior periodic reports.

COMPANY RESPONSE: In response to the SEC’s comment, information about pending, material legal proceedings has been included in the “Legal Proceedings” disclosure.

Sincerely,

/s/ Michael R. Dunn

Michael R. Dunn

CEO & Chairman of the Board

FITT Highway Products, Inc.

26381 Crown Valley Parkway, Suite 230

Mission Viejo, CA 92691

(949) 582-5933

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